Report of Independent Registered
Public Accounting Firm

The Board of Trustees
Dreyfus Investment Funds

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Investment Funds, which is comprised of Dreyfus Diversified Emerging Markets Fund
(formerly known as Dreyfus/The Boston Company
Emerging Markets Core Equity Fund),
Dreyfus/Newton International Equity Fund,
Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus/The Boston Company Small
Cap Growth Fund, Dreyfus/The Boston Company
Small Cap Value Fund, and Dreyfus Tax Sensitive
Total Return Bond Fund (formerly known as
Dreyfus/Standish Intermediate Tax Exempt Bond Fund),
(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of September 30, 2014, and from May 31, 2014 through
September 30, 2014, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
September 30, 2014, and with respect to agreement
of security purchases and sales, for the period from
May 31, 2014 (the date of the Funds' last
examination), through September 30, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds' accounting
records to the Custodian's records as of
September 30, 2014;
4.	Agreement of pending purchase activity for
the Funds as of September 30, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of September 30, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales per fund from the period May
31, 2014 (the date of the Funds' last
examination) through September 30, 2014,
from the books and records of the Funds to
the bank statements noting that they had
been accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period October 1, 2013 to
September 30, 2014 and noted no relevant findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2014, and from May 31, 2014 through
September 30, 2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus Investment Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
New York, New York
January 15, 2015



January 15, 2015


Management Statement Regarding Compliance
With Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Diversified Emerging
Markets Fund (formerly known as Dreyfus/The
Boston Company Emerging Markets Core Equity
Fund, Dreyfus/Newton International Equity Fund,
Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus/The Boston Company Small
Cap Growth Fund, Dreyfus/The Boston Company
Small Cap Value Fund, and Dreyfus Tax Sensitive Total
Return Bond Fund (formerly known as Dreyfus/Standish
Intermediate Tax Exempt Bond Fund), (collectively the "Funds") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of September 30, 2014 and from May 31, 2014 through September 30, 2014.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2014 and from May 31, 2014 through
September 30, 2014 with respect to securities reflected in the investment accounts of the Funds.


Dreyfus Investment Funds

Jim Windels
Treasurer

2